Exhibit 99.2

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 29, 2012

PROXY STATEMENT

General

We are soliciting proxies on behalf of our board of directors for use at the extraordinary general meeting of shareholders to be held on March 29, 2012 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof.  The extraordinary general meeting will be held at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

This proxy statement is available to shareholders beginning on March 7, 2012 and the form of proxy is first being mailed to shareholders on or about March 7, 2012.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the extraordinary general meeting and voting in person.  Attendance at the extraordinary general meeting in and of itself does not revoke a prior proxy.  A written notice of revocation must be delivered to the attention of Mr. Onward Choi, our Acting Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on March 2, 2012 are entitled to vote at the extraordinary general meeting.  Our ordinary shares underlying ADSs are included for purposes of this determination.  As of December 31, 2011, 3,273,936,881 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 1,867,936,615 were represented by ADSs.  The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the extraordinary general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote.  Voting by holders of ordinary shares at the extraordinary general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.  Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  The solicitation materials are available on our company’s website at http://corp.163.com under the heading “Shareholder Services.”  Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the shares will be voted “FOR” proposal 1 and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting.  Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of Extraordinary General Meeting of Shareholders and an ADS Voting Instruction Card.  Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the shares represented by the ADSs, only The Bank of New York Mellon may vote those shares at the extraordinary general meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on March 26, 2012, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the extraordinary general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

PROPOSAL TO APPROVE SPECIAL RESOLUTION
TO CHANGE THE NAME OF THE COMPANY

(Proposal No. 1)

This proposal would change our name from “NetEase.com, Inc.” to “NetEase, Inc.”  Our board of directors believes that the proposed name change is in the best interest of our shareholders and will more accurately reflect our business operations which encompass an increasingly diversified range of entertainment, community, e-commerce and other services.

Proposed Special Resolution

Our board of directors has approved, and is recommending to the shareholders for approval at the extraordinary general meeting, the proposed text of the special resolution relating to Proposal 1 as set forth below:

To approve, AS A SPECIAL RESOLUTION, that the name of NetEase.com, Inc. is hereby changed with immediate effect to NetEase, Inc. and that the officers of the Company be, and each of them hereby is, authorized and directed to file this resolution with the Registrar of Companies of the Cayman Islands and to take such other actions as they shall deem necessary to effect the foregoing.

Vote Required

This proposal requires approval by the affirmative vote of not less than two-thirds of ordinary shares, voting together as a single class, present in person or by proxy at the extraordinary shareholder meeting at which a quorum is present.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

PROPOSAL 1.

OTHER MATTERS

We know of no other matters to be presented for consideration at the extraordinary general meeting.  If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ William Lei Ding

William Lei Ding
Member of the Board of Directors
and Chief Executive Officer

Dated: March 7, 2012